SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE UPON CAPITALIZATION OF A PORTION OF THE SPECIAL GOODWILL RESERVE

Purpose and Proposal

During the fiscal year of 2007, the Company`s controlled subsidiary, TIM Celular S.A., and indirectly controlled TIM Nordeste S.A. have been granted a fiscal benefit in the total amount of sixty three million, eighty four thousand, eight hundred and sixty eight reais and two cents (R$63,084,868.02), of which thirty seven million, nine hundred and four thousand, two hundred and thirty nine reais and sixty two cents (R$37,904,239.62) relating to TIM Celular S.A. and twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents (R$25,180,628.40) relating to TIM Nordeste S.A., which results from the amortization of the goodwill accounted by the controlled companies in the year 2000.

In accordance with CVM Ruling 319/99 and Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the aforementioned fiscal benefit shall be capitalized in the subsidiaries, followed by the capitalization in TIM Participações S.A. on behalf of TIM Brasil Serviços e Participações S.A. (hereinafter referred to as “TIM Brasil”), the beneficiary and owner of the mentioned credits (“Credits”).

Capitalization Terms

(i) Amount of the Capital Increase: sixty three million, eighty four thousand, eight hundred and sixty eight reais and two cents (R$63,084,868.02);

(ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary Shareholders` Meeting which shall resolve on the matter, based on the average of the Company`s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 trading days prior to the mentioned Extraordinary Meeting date (that is, based on the average of the quotations registered at the 10 trading days prior to April 11th, 2008). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company`s shareholders;

(iii) Justification for the Issuance Price: the determination of the issuance price was based on item III, paragraph 1 of the Section 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is made to avoid any disruption between the mentioned issuance price and the Company`s shares quotation at the stock exchange;

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(iv) Number and Type of Shares to be Issued: the number of common and preferred shared to be issued by the Company, all book entry and with no par value, shall be defined at the day immediately prior to the Extraordinary Shareholders` Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company´s capital stock shall be kept (34,06% of common shares and 65,94% of preferred shares);

(v) Preemptive Right: the Company`s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Section 171 of Law 6,404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within thirty (30) consecutive days, as from the publication of the Minutes of the Extraordinary Shareholders` Meeting which shall resolve on the proposal for capital increase;

(vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year of 2008, but shall not be entitled to any dividend right and/or other profits relating to the fiscal year of 2007, which shall be resolved on the Annual Shareholders` Meeting held on April 11th, 2008.

Considering the approval of the capital increase proposal described herein by the shareholders, the Extraordinary Shareholders` Meeting shall also deliberate on the amendment to the wording of Section 5 of the Bylaws, which addresses the Company´s capital stock.

Rio de Janeiro, March 04th, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.